A4 3-22-2005



SECURI [barcode] 05039947 ISSION

RECEIVED
MAR 0 1 2005
SEC MAIL
WASH. D.C.
202
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2004__ AND ENDING __12/31/2004__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB Realty Sales, Inc.

OFFICIAL USE ONLY
7314
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5402 EAST LINCON DRIVE
_____
(No. and Street)

SCOTSDALE   AZ   85253
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
_____
(Name – if individual, state last, first, middle name)

1660 International Drive, McLean   VA   22102
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/21/05 S

A4 3-22-05

OATH OR AFFIRMATION

I, __JUNE DURKIN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CB REALTY SALES, INC.__ , as of __DECEMBER 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
President
Title

Notary Public State of Arizona
Maricopa County
Leslie Lyons
Expires September 08, 2006

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
CB Realty Sales, Inc.
December 31, 2004 and 2003



KPMG LLP
1660 International Drive
McLean, VA 22102

Telephone   703 286 8000
Fax   703 286 8010
Internet   www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
CB Realty Sales, Inc.:

We have audited the accompanying statements of financial condition of CB Realty Sales, Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CB Realty Sales, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

KPMG LLP

McLean, Virginia
February 10, 2005

4

STATEMENTS OF FINANCIAL CONDITION
CB Realty Sales, Inc.
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 76,426	$ 75,483
Receivable from Parent (note 3)	644,531	565,733
	$ 720,957	$ 641,216
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 57,143	$ 20,843
Total liabilities	57,143	20,843
SHAREHOLDER'S EQUITY		
Common stock, $10 stated value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	563,814	520,373
Total shareholder's equity	663,814	620,373
	$ 720,957	$ 641,216

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
CB Realty Sales, Inc.
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$ 134,100	$ 82,530
Interest	13,470	7,156
Fees for administrative services	6,100	3,500
	153,670	93,186
EXPENSES		
Salaries and benefits	47,871	44,160
Regulatory and professional fees	17,822	12,756
Rent	7,166	7,166
Communications	4,478	5,134
Employee Relations	1,573	2,349
Other	2,116	1,779
	81,026	73,344
INCOME BEFORE TAXES	72,644	19,842
INCOME TAX PROVISION	(29,203)	(7,976)
NET INCOME	$ 43,441	$ 11,866

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
CB Realty Sales, Inc.
Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2003	$ 1,000	$ 99,000	$ 508,507	$ 608,507
Net income	—	—	11,866	11,866
Balance, December 31, 2003	1,000	99,000	520,373	620,373
Net income	—	—	43,441	43,441
Balance, December 31, 2004	$ 1,000	$ 99,000	$ 563,814	$ 663,814

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
CB Realty Sales, Inc.
Years Ended December 31, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES		
Net income	$ 43,441	$ 11,866
Changes in assets and liabilities:		
Receivable from Parent (note 3)	(78,798)	(2,730)
Accounts payable and accrued expenses	36,300	(8,337)
Cash provided by operating activities	943	799
INCREASE IN CASH AND CASH EQUIVALENTS	943	799
CASH AND CASH EQUIVALENTS at beginning of year	75,483	74,684
CASH AND CASH EQUIVALENTS at end of year	$ 76,426	$ 75,483

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
CB Realty Sales, Inc.
December 31, 2004 and 2003

NOTE 1.   THE COMPANY

CB Realty Sales, Inc., a Delaware Corporation, (the "Company") is engaged primarily in the resale of limited partnership interests in Camelback Inn Associates Limited Partnership (the "Partnership"). The Partnership's business consists of the rental pooling of condominium units located in Arizona. The Company is registered as a real estate broker and broker/dealer of securities in Arizona. The Company is a wholly-owned subsidiary of Host Marriott Corporation (the "Shareholder").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Commission Revenue

Commission revenue generated through the sale of condominium units for which the Company acts as broker is recorded on the settlement date.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Shareholder. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Shareholder. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's provision for income taxes for 2004 and 2003 is computed on a separate entity basis and equates to a 35% Federal rate, plus the impact of an 8% state rate, net of the Federal tax benefit.

NOTE 3.   RELATED PARTY TRANSACTIONS

Bank Accounts

All of the Company's receipts and disbursements are recorded through the Shareholder's central accounting system and banking account, except for the bank account used to maintain the Company's minimum net capital requirement (see Note 4).

The Company is required to maintain separate accounts for any funds for the exclusive benefit of customers in its possession. Monies for the purchase or sale of partnership units are deposited by the buyer directly with the title company which then pays the Company for commissions earned on the transaction. Accordingly, the Company did not possess any funds for the exclusive benefit of customers as of December 31, 2004 and 2003. The Company has claimed, and been granted, exempt status under SEC rule 15c3-3, Section (k)(2)(A) with regards to certain filing requirements based upon its treatment of funds for the exclusive benefit of customers.

Receivable from Parent

The receivable from the Shareholder represents revenues of the Company deposited in the Shareholder's central bank account less expenses paid on behalf of the Company by the Shareholder. The Company earned interest on the average monthly receivable balance at approximately 2.07% and 1.15% for the years ended December 31, 2004 and 2003, respectively.

Services Rendered

During the years ended December 31, 2004 and 2003, the Shareholder provided the Company with administrative assistance which included accounting, management and legal services. The Shareholder charged the Company $47,871 and $44,160 for these services in 2004 and 2003, respectively. These charges represent a pro-rata allocation of salaries expense incurred by employees of the Shareholder related to time dedicated to the affairs of the Company and are included as salaries and benefits expense.

Sales to Related Parties

On January 10, 2003, the Company acted as a broker for the sale of one limited partnership interest in the Partnership to the President of the Company for $134,000. The sales price approximates the fair value of one unit of partnership interest, as determined by market conditions at the time of sale. The sale resulted in commissions revenue of $8,040.

NOTE 4.   NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital of $5,000. In addition, the Company is required to maintain a percentage of aggregate indebtedness to net capital not to exceed 1,500% (as these terms are defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)). On December 31, 2004, the Company's net capital (as defined) was $17,754, resulting in excess net capital of $12,754. The Company's percentage of aggregate indebtedness to net capital was 321.86% at December 31, 2004.

The Company's receivable from Parent, aggregate indebtedness and net capital differ from amounts filed on Form X-17A-5 Part IIA on January 24, 2005 by $29,203 for 2004. This difference results from the classification of income taxes payable as a liability in the financial statements, rather than a reduction in receivable from Parent on Form X-17A-5 Part IIA.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.	As of: December 31, 2004

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 663,814	3480
2. Deduct ownership equity qualified for Net Capital			-	3490
3. Total ownership equity qualified for Net Capital			$ 663,814	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$ 663,814	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 644,531	3540		
B. Secured demand note deficiency	-	3590		
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	3600		
D. Other deductions and/or charges (List)	-	3610	$ (644,531)	3620
7. Other additions and/or credits (List)			-	3630
8. Net capital before haircuts on securities positions			$ 19,283	3640
9. Haircuts on securities (comuted, where applicable, pusuant to 15c3-1(f)):				
A. Contractual securities commitments	-	3660		
B. Subordinated securities borrowings	-	3670		
C. Trading and investment securities:				
1. Exempted securities	-	3735		
2. Debt securities	-	3733		
3. Options	-	3730		
4. Other securities	-	3734		
D. Undue Concentration	-	3650		
E. Other (List) MONEY MARKET FUND	(1,529)	3736	$ (1,529)	3740
10. Net Capital			$ 17,754	3750

12

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.	As of: December 31, 2004

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net captial required (6-2/3% of line 19)	$ 3,810	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance w/ Note (A)	$ 5,000	3758
13.	Net Capital Requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 12,754	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 12,040	3770

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilites from Statement of Financial Condition	$ 57,143	3790
17.	Add:		
	A. Drafts for immediate credit — 3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited — 3810		
	C. Other unrecorded amounts (List) — 3820	$ -	3830
19.	Total aggregate indebtedness	$ 57,143	3840
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	321.85%	3850

STATEMENT OF NON-ALLOWABLE ASSETS
CB Realty Sales, Inc.
As of December 31, 2004

Receivable from Host Marriott Corporation .... $ 644,531
$ 644,531

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.   As of: December 31, 2004

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1   4550

B. (k) (2)(A) - "Special Account for the Exclusive Benefit of
customers" maintained   X   4560

C. (k) (2)(B) - All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm   4335   4570

D. (k) (3) - Exempted by order of the Commission   4580



KPMG LLP
1660 International Drive
McLean, VA 22102

Telephone 703 286 8000
Fax 703 286 8010
Internet www.us.kpmg.com

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON
INTERNAL ACCOUNTING CONTROLS

TO THE BOARD OF DIRECTORS OF CB REALTY SALES, INC.:

In planning and performing our audit of the financial statements and schedules of CB Realty Sales, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and schedules and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal



control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

McLean, Virginia
February 10, 2005